UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **February 5, 2004**

FRED'S, INC.
(Exact Name of Registrant as Specified in Charter)

Commission File Number 00-19288

Tennessee	**62-0634010**
(State or other jurisdiction	(I. R. S. Employer
of incorporation or organization**)**	Identification No.)
4300 New Getwell Road, Memphis, TN	**38118**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code
(901) 365-8880

Item 7. Financial Statements, *Pro Forma* Financial Information and Exhibits.

   (c)   Exhibits:

Exhibit Number	Description
99.1	Press release issued by Fred's, Inc., dated February 5, 2004

Item 12. Results of Operations and Financial Condition.

   On February 5, 2004, Fred's Inc. issued a press release announcing, among other things, its quarterly earnings results for its fourth quarter and full fiscal year ended January 31, 2004. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

M RS 748341 v1
2790043-000001 02/12/04

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FRED'S, INC.
(Registrant)

By: /s/ Jerry A. Shore
Jerry A. Shore,
Executive Vice President and
Chief Financial Officer

February 12, 2004

M RS 748341 v1
2790043-000001 02/12/04

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press release issued by Fred's, Inc., dated February 5, 2004

M RS 748341 v1
2790043-000001 02/12/04